Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
(in thousands, except for ratios)	2015	2014

Earnings (Loss)
Pretax income (loss) before equity in pretax earnings (loss) of unconsolidated affiliates	$(8,941)	$(12,114)
Fixed charges (net of interest capitalized)	4,551	4,757
Distribution of earnings from unconsolidated affiliates	—	—
Total Earnings (Loss)	$(4,390)	$(7,357)

Fixed Charges and Preference Dividends
Interest expense	$3,884	$4,020
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	213	326
Interest component of rent expense	454	411
Total Fixed Charges	4,551	4,757
Dividends on convertible perpetual preferred stock (pretax)	5,672	5,711
Total Fixed Charges and Preference Dividends	$10,223	$10,468

Ratio of Earnings to Fixed Charges (1)	—	—

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (1)	—	—

(1) For the three months ended June 30, 2015 and 2014, the Company reported a loss for purposes of the above ratio calculations. As a result, earnings were not sufficient to cover fixed charges or preference dividends. The deficiency in earnings to fully cover fixed charges (i.e. a ratio of 1.00) was $8,941 and $12,114 for the three months ended June 30, 2015 and 2014, and the deficiency to fully cover fixed charges and preference dividends was $14,613 and $17,825 for the three months ended June 30, 2015 and 2014.